UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Mark One

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 001-16577
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Flagstar Bank 401(k) Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, MI 48098

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Flagstar Bank 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Flagstar Bank 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i–Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.
/s/ Baker Tilly Virchow Krause, LLP
Southfield, Michigan
June 29, 2009

Flagstar Bank 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments — at fair value
Flagstar Bancorp, Inc. common stock	$3,041,504	$10,815,307
Mutual funds	46,463,706	72,982,751
Money market funds	9,351,460	6,995,741
Common collective trust fund	222,661	11,124
Participant loans	3,286,426	3,204,057

Total investments – at fair value	62,365,757	94,008,980
Other	936	3,484

Total assets	62,366,693	94,012,464

Liabilities
Refundable contributions	108,374	205,744

Total liabilities	108,374	205,744

Net assets available for benefits reflecting all investments at fair value	62,258,319	93,806,720

Adjustment from fair value to contract value for interest in common collective trust fund relating to fully benefit – responsive investment contracts	11,855	—

Net assets available for benefits	$62,270,174	$93,806,720

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31, 2008
Additions
Additions to net assets attributed to:
Interest and dividends	$456,104

Contributions:
Participant	11,486,147
Company	4,373,364
Rollovers	1,274,115

Total contributions	17,133,626

Total additions	17,589,730

Deductions
Deductions from net assets attributed to:
Net depreciation in fair value of investments	41,913,108
Participant benefits paid /deemed distributions	7,123,912
Administrative fees	89,256

Total deductions	49,126,276

Net decrease	31,536,546
Net assets available for benefits:
Beginning of year	93,806,720

End of year	$62,270,174

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note A — Description of Plan
The following description of the Flagstar Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
     General
The Plan is a defined contribution plan covering all employees of Flagstar Bancorp, Inc. (the “Company”) who have met the eligibility service requirements. An employee is eligible to participate in the Plan after three months of service and is age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
     Contributions
Eligible employees may contribute up to 60% in 2008 up to the statutory limits ($15,500 in 2008) per annum, of their eligible compensation to the Plan. Participants that meet certain criteria may make additional “catch-up” contributions of up to $5,000 in 2008. Participants may also contribute amounts representing rollover contributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions up to 3% per annum of the employee’s compensation, up to a maximum contribution of $6,900, excluding the catch-up contributions. The Company may make discretionary contributions to the Plan. No discretionary contributions were made in 2008. All contributions are invested in accordance with the participant’s directive.
     Vesting
Participants are immediately vested in their voluntary contributions. Vesting in the Company contributions and related earnings is based on years of service. A participant becomes 100% vested in Company contributions after five years of credited service.
     Participants Accounts
Each participant’s account is credited with the participant’s contribution, the Company contribution made on the employee’s behalf and an allocation of Plan earnings based on the employee’s account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     Participant Loans
Participant loans are permitted by the Plan. Participants may borrow a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant’s vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. All loans must be repaid in level payments through after-tax payroll deductions over a five-year period or up to 10 years for the purchase of a primary residence. The loans are collateralized by up to 50% of a participant’s account balance and bear interest at rates ranging from 5.00% – 9.25%, as determined by the Plan administrator.
     Investment Options
Upon enrollment in the Plan, a participant may direct contributions in 1% increments in any of the available investment options. Participants may change their designation daily.
     Payment of Benefits
Upon termination of services, retirement, attainment of age 59-1/2, death or disability, the participant or his or her beneficiaries are entitled to receive a distribution based on the vested amount of his or her account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship subject to the discretion of the Plan’s administrator.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2008 and 2007
     Forfeitures
If a participant terminates employment, any non-vested portion of the participant’s account is forfeited. Forfeitures are applied to plan expenses and any amounts remaining are then used to reduce the contributions of the Company. Forfeited non-vested accounts totaled $406,000 at December 31, 2008. In 2008, Company contributions were reduced by $535,000 from forfeited non-vested accounts.
     Administrative Expenses
The Company pays a portion of the Plan’s administrative expenses.
Note B — Summary of Accounting Policies
A summary of the significant accounting polices consistently applied in the preparation of the accompanying financial statements follows.
     Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
     Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
     Investment Valuation and Income Recognition
Investments are stated at fair value using the methods described in Note C The Plan’s investment in the Fidelity Managed Income Portfolio (the “Stable Return Fund”), a common collective trust sponsored by Fidelity Management Trust Company consists of benefit responsive investment contracts. Benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective trust fund as well as the adjustment of the investment in the common collective trust fund from fair value to contract value relating to the investment contracts. Contract value approximated fair value as of December 31, 2007. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
     Fidelity Managed Income Portfolio
The Stable Return Fund invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective investment trusts) with similar characteristics. The Stable Return Fund primarily holds investments in fully benefit-responsive investment contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2008 and 2007
In determining the net assets available for benefits, the Stable Return Fund is carried at fair value based on information provided by the issuer of the common collective trust fund, by discounting the related cash flows based on current yields of similar instruments with the comparable durations considering the credit-worthiness of the issuer of the specific instruments held by the fund at year end.
The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. The crediting interest rate for the Stable Return Fund was 3.04% at December 31, 2008. The average yield for the years ended December 31, 2008 was 3.57%.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Return Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
     Payment of Benefits
Benefits are recorded when paid.
Note C — Fair Value Accounting
On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards Boards (“SFAS”) No. 157, Fair Value Measurements. SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 was issued to establish a uniform definition of fair value. The definition of fair value under SFAS 157 is market-based as opposed to company-specific.
SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy favors the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.
•	Level 1 — Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Plan can participate.

•	Level 2 — Fair value is based upon quoted prices for similar (i.e., not identical) assets and liabilities in active markets, and other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — Fair value is based upon financial models using primarily unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The following is a description of the valuation methodologies used by the Plan for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.
Flagstar Bancorp common stock: Valued at the closing price reported on the active market on which the security is traded.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2008 and 2007
Mutual funds: Valued at the net asset value of the shares held by the Plan at year end.
Money Market Funds: Valued at cost which approximates the net asset value of the shares held by the Plan at year end.
Common collective trust fund: Valued at fair value, based on information provided by the issuer of the common collective trust fund, by discounting the related cash flows based on current yields of similar instruments with the comparable durations considering the credit-worthiness of the issuer of the specific instruments held by the fund at year end.
Participant loans: Valued at the amortized cost plus accrued interest, which approximates fair value.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair values of the same financial instruments at the reporting date.
The following table presents the Plans investments carried at fair value as of December 31, 2008, by SFAS 157 valuation hierarchy (as described above):

				Investments at
	Level 1	Level 2	Level 3	Fair Value

Flagstar Bancorp common stock	$3,041,504	$—	$—	$3,041,504
Mutual funds	46,463,706	—	—	46,463,706
Money market funds	—	9,351,460	—	9,351,460
Common collective trust fund	—	222,661	—	222,661
Participant loans	—	—	3,286,426	3,286,426

Total assets at fair value	$49,505,210	$9,574,121	$3,286,426	$62,365,757

The following table provides a summary of changes in the fair value of the Plan’s level 3 assets.

Participant
Loans
Balance — January 1, 2008	$3,204,057
New loans issued, interest earned and repayments, net	82,369

Balance – December 31, 2008	$3,286,426

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2008 and 2007
Note D — Investments
The following presents investments that represent 5% or more of the Plan’s net assets.

	Number of
December 31, 2008	Shares	Fair Value

Fidelity Retirement Government Money Market Fund	7,736,897	$7,736,897
Flagstar Bancorp, Inc. Common Stock	4,283,809	3,041,504
Mutual Funds
Fidelity Growth Company Fund	112,779	5,521,645
Fidelity Diversified International Fund	212,612	4,573,293
Fidelity Dividend Growth Fund	288,659	4,557,920
Fidelity Mid-Cap Stock Fund	262,787	4,102,097
Fidelity U.S. Bond Index Funds	355,627	3,837,215
Fidelity Spartan U.S. Equity Index Fund	104,380	3,329,709

	Number of
December 31, 2007	Shares	Fair Value

Flagstar Bancorp, Inc. Common Stock	1,551,694	$10,815,307
Fidelity Retirement Government Money Market Fund	5,445,684	5,445,684
Mutual Funds
Fidelity Growth Company Fund	118,569	9,838,844
Fidelity Dividend Growth Fund	263,244	7,739,360
Fidelity Mid-Cap Stock Fund	263,343	7,700,150
Fidelity Spartan U.S. Equity Index Fund	115,435	5,991,055
Fidelity Diversified International Fund	193,116	7,705,322
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and
Unrealized
Depreciation, in fair
value of investments
Flagstar Bancorp, Inc. common stock	$(12,877,609)
Mutual funds	(29,035,499)

Total	$(41,913,108)

Note E — Parties-In-Interest
Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, those transactions qualify as party-in-interest transactions. Pursuant to the Plan agreement, the Company may pay a portion of the administrative expenses of the Plan, at its discretion. Expenses paid to the trustee by the Company amounted to $78,300 in 2008. In addition, the Plan trades in the common stock of the Company.
During 2008, Flagstar Bancorp, Inc. did not declare or pay any dividends.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2008 and 2007
Note F — Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to provisions of ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to all participants to the extent of the value of each participant’s account after adjustment for liquidation expenses, which were not paid by the Company. In the event of the Plan termination, participants would become 100% vested in their Company contributions.
Note G — Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated December 5, 2001, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan was amended, subsequent to the application for favorable determination above, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.
Note H — Risks and Uncertainties
The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Note I — Amounts Owed to Participants Withdrawing from the Plan
The Plan had no liability to participants who had withdrawn from the Plan as of December 31, 2008 and 2007, respectively.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2008 and 2007
Note J— Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of statements of net assets available for benefits per the financial statements to the Form 5500.

	December 31,
	2008	2007

Net assets available for benefits per financial statements	$62,270,174	$93,806,720
Adjustment to fair value from contract-value for investment relating to fully benefit-responsive investment contracts	(11,855)	—

Net assets available for benefits per Form 5500	$62,258,319	$93,806,720

The following is a reconciliation of the activity reported within the statement of changes in net assets available for benefits per the financial statements to the Form 5500.

December 31, 2008
Contributions per financial statements	$17,133,626
Refundable contributions	(108,374)

Contributions per Form 5500	$17,025,252

Net decrease in net assets available for benefits per Financial Statements	$(31,536,546)
Change in adjustment to fair value from contract value for investment relating to fully benefit investment contracts	11,855

Net loss per Form 5500	$(31,548,401)

Supplemental Information

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

	(b) Identity of issue, borrower,	(c) Description of investment including maturity date, rate of interest,
(a)	lessor or similar party	collateral, par, or maturity value	(d) Cost	(e) Current value
*	Flagstar Bancorp, Inc	4,283,809 shares of Common Stock	**	$3,041,504
	Hartford	International Growth Y	**	40
	ABF	International Equity PA	**	6,019
	ABF	Large Cap Value Portfolio	**	14,033
	AIM	Basic Value A	**	298
	AIM	Constellation Class A	**	189
	AIM	Dynamics Investment Fund	**	102
	AIM	Global Small and Mid Cap Growth A	**	12,532
	AIM	Mid Cap Core Equity Fund – Class A	**	7,941
	AIM	Small Cap Growth Is	**	170
	ALL/BERN	Small/ Mid Cap Val A	**	785
	ALLNZ	CCM Mid Cap Administrative Fund	**	5,155
	ALLNZ	NFJ Small Cap Value Fund – Administrative Class	**	184
	AM	CENT VISTA INV	**	13,438
	AM	Central Ultra Investment Fund	**	1,956
	Ariel	Appreciation Fund	**	19,564
	Ariel	Fund	**	22,052
	Artisan	International Fund	**	41,188
	Artisan	Mid Cap Value Fund	**	58,075
	Baron	Asset Fund	**	23,070
	Baron	Small Cap Fund	**	35,777
	Calvert	Cap Acc A	**	56
	Calvert	SIF Equity A	**	108
	Col	Consolidated High Yield Z	**	57
	Col/Acorn	Select Fund – Class Z	**	38,049
	Credit Suisse	Global Fixed Income Fund — Common Shares	**	17,759
	Credit Suisse	Large Cap Growth Com	**	2,650
	DWS	Dividend High Return Equity Class A	**	3,263
	DWS	Global Opps S	**	3,762
	DWS	International S	**	8,557
*	Fidelity	Aggressive Growth Fund	**	27,365
*	Fidelity	Asset Mgr 70%	**	8,670
*	Fidelity	Asset Mgr 85%	**	5,766
*	Fidelity	Balanced Fund	**	74,395
*	Fidelity	Blue Chip Growth Fund	**	24,461
*	Fidelity	Blue Chip Value Fund	**	6,797
*	Fidelity	Canada Fund	**	423,024
*	Fidelity	Capital & Income Fund	**	130,118
*	Fidelity	Capital Appreciation Fund	**	56,365
*	Fidelity	Contra-fund	**	690,072
*	Fidelity	Convertible Securities Fund	**	3,680
*	Fidelity	Disciplined Equity Fund	**	70,587
*	Fidelity	Diversified International Fund	**	4,573,293
*	Fidelity	Dividend Growth Fund	**	4,557,920
*	Fidelity	Emerging Markets Fund	**	262,678
*	Fidelity	Equity-Income Fund	**	1,393,187
*	Fidelity	Equity-Income II Fund	**	1,713
*	Fidelity	Europe Cap Appreciation Fund	**	15,846
*	Fidelity	Europe Fund	**	38,757
*	Fidelity	Export and Multinational Fund	**	40,114

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

	(b) Identity of issue, borrower,	(c) Description of investment including maturity date, rate of interest,
(a)	lessor or similar party	collateral, par, or maturity value	(d) Cost	(e) Current value
*	Fidelity	Fidelity Fund	**	4,613
*	Fidelity	Fifty Fund	**	3,925
*	Fidelity	Focused Stock Fund	**	21,287
*	Fidelity	Freedom 2000 Fund	**	274,068
*	Fidelity	Freedom 2005 Fund	**	13,777
*	Fidelity	Freedom 2010 Fund	**	1,234,100
*	Fidelity	Freedom 2015 Fund	**	161,398
*	Fidelity	Freedom 2020 Fund	**	1,326,340
*	Fidelity	Freedom 2025 Fund	**	341,052
*	Fidelity	Freedom 2030 Fund	**	1,514,052
*	Fidelity	Freedom 2035 Fund	**	393,627
*	Fidelity	Freedom 2040 Fund	**	1,103,079
*	Fidelity	Freedom 2045	**	73,138
*	Fidelity	Freedom 2050	**	132,414
*	Fidelity	Freedom Income Fund	**	421,702
*	Fidelity	Ginnie Mae Fund	**	163,018
*	Fidelity	Global Balanced Fund	**	2,173
*	Fidelity	Government Income Fund	**	309,609
*	Fidelity	Growth and Income Fund	**	23,631
*	Fidelity	Growth Company Fund	**	5,521,645
*	Fidelity	Independence Fund	**	1,334,920
*	Fidelity	Inflation Prot Bond Fund	**	29,962
*	Fidelity	Institutional Shares Int Govt	**	11,523
*	Fidelity	Intermediate Bond Fund	**	21,966
*	Fidelity	Intermediate Government Income	**	117,923
*	Fidelity	International Cap Appreciation	**	6,126
*	Fidelity	International Discovery Fund	**	108,608
*	Fidelity	Intl Real Estate	**	91,864
*	Fidelity	Investment Growth Bond Fund	**	5,712
*	Fidelity	Japan Fund	**	22,650
*	Fidelity	Large Cap Growth Fund	**	32,396
*	Fidelity	Large Cap Stock Fund	**	82,304
*	Fidelity	Large Cap Value Fund	**	87,835
*	Fidelity	Latin America Fund	**	694,362
*	Fidelity	Leveraged Company Stock Fund	**	394,527
*	Fidelity	Low-Priced Stock Fund	**	1,406,029
*	Fidelity	Managed Income Portfolio	**	222,661
*	Fidelity	Mega Cap Stock	**	5,891
*	Fidelity	Mid Cap Growth Fund	**	10,472
*	Fidelity	Mid Cap Value Fund	**	22,525
*	Fidelity	Mid-Cap Stock Fund	**	4,102,097
*	Fidelity	Mortgage Securities Fund	**	3,692
*	Fidelity	NASDAQ Comp Index	**	1,685
*	Fidelity	New Markets Income Fund	**	137,087
*	Fidelity	OTC Portfolio	**	4,069
*	Fidelity	Overseas Fund	**	128,811
*	Fidelity	Pacific Basin Fund	**	44,835
*	Fidelity	Puritan Fund	**	17,421
*	Fidelity	Real Estate Income Fund	**	20,471

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

	(b) Identity of issue, borrower,	(c) Description of investment including maturity date, rate of interest,
(a)	lessor or similar party	collateral, par, or maturity value	(d) Cost	(e) Current value
*	Fidelity	Real Estate Investment	**	58,744
*	Fidelity	Retirement Government Money Market	**	7,736,897
*	Fidelity	Retirement Money Market Portfolio	**	1,283,710
*	Fidelity	Short Term Bond Fund	**	3,645
*	Fidelity	Small Cap Growth Fund	**	8,851
*	Fidelity	Small Cap Independent Fund	**	11,282
*	Fidelity	Small Cap Stock Fund	**	24,774
*	Fidelity	Small Cap Value Fund	**	25,459
*	Fidelity	Small Capital Retirement Fund	**	1,021,977
*	Fidelity	Southeast Asia Fund	**	581,521
*	Fidelity	Spartan Extended Market Index	**	30,893
*	Fidelity	Spartan Total Market Index Fund	**	33,108
*	Fidelity	Spartan U.S. Equity Index Fund	**	3,329,709
*	Fidelity	Stock Selector	**	6,656
*	Fidelity	Strategic Dividend and Income Fund	**	938
*	Fidelity	Strategic Income Fund	**	64,646
*	Fidelity	Telcom and Utilities Fund	**	174,114
*	Fidelity	Total Bond Fund	**	31,554
*	Fidelity	Trend Fund	**	3,299
*	Fidelity	U.S. Bond Index Fund	**	3,837,215
*	Fidelity	Value Fund	**	82,112
*	Fidelity	Value Strategies Fund	**	55,198
*	Fidelity	Worldwide Fund	**	1,521
	FMA	Small Company IS	**	4,587
	FMTC	Institutional Cash Portfolio	**	330,853
	Franklin	Small-Mid Cap Growth Fund – Class A	**	1,750
	Hartford	Growth Y	**	17,404
	LD Abbett	Affiliated A	**	34,564
	LD Abbett	Small Cap Build — Class A	**	64,255
	LM	Value Trust Fidelity Class	**	24,098
	LMP	Aggressive Growth A	**	38,748
	Loomis	Growth A	**	555
	Loomis	Small Cap Value R	**	12,936
	Managers	Bond Fund	**	57,281
	Managers	Special Equity	**	1,862
	MSIF	Capital Growth P	**	2,452
	MSIFT	Emerging Markets P	**	28,623
	MSIFT	Mid Cap Growth P	**	10,788
	Mutual	Discovery Fund — Class A	**	116,530
	Mutual	Shares – Class A	**	47,386
	NB	Genesis — Investment Class	**	4,641
	NB	High Income Bond Investment	**	325
	NB	International Fund Trust	**	10,729
	NB	Partners Trust Fund	**	4,207
	NB	Regency Trust	**	147
	NB	Socially Responsible Trust	**	762
	NB	Core Fund Inv	**	533
	PIM	Global Band AD Un-hedged Fund	**	60,054
	PIMCO	High Yield — Administration Class	**	5,588

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

	(b) Identity of issue, borrower,	(c) Description of investment including maturity date, rate of interest,
(a)	lessor or similar party	collateral, par, or maturity value	(d) Cost	(e) Current value
	PIMCO	Long Term Government — Administrative Class	**	75,457
	PIMCO	Low DUR Administration Fund	**	42,517
	PIMCO	Real Return Bond – Admin.	**	86,434
	PIMCO	Total Return Fund — Administrative Class	**	271,890
	Rainier	Small Mid Cap Fund	**	81,869
	Royce	Opportunity S Fund	**	2,639
	Royce	Total Return SER	**	1,505
	Royce	Value Plus Ser	**	91,926
	RS	Emerging Growth A	**	1,531
	RS	Partners Fund A	**	17,881
	RS	Value Fund	**	8,107
	Templeton	Dev Markets Fund — Class A	**	62,524
	Templeton	Foreign Fund — Class A	**	45,491
	Templeton	Foreign Small Company — Class A	**	10,192
	Templeton	Global Bond Fund — Class A	**	112,893
	Templeton	Growth Fund — Class A	**	27,271
	Templeton	World Fund — Class A	**	15,063
	The Oakmark	Equity and Income Fund	**	159,331
	The Oakmark	Fund I	**	24,631
	The Oakmark	Select I	**	571,863
	Touchstone	SC SEL GR Z	**	1,355
	Van Kampen	Equity Income – Class A	**	30,990
	Van Kampen	Growth and Income Fund — Class A	**	2,295
	Virtus	Mid Cap Value A	**	14,593
	WFA	Small Cap Value Investment	**	35,628
	WFA	C&B Mid Cap Value Fund D	**	1,506
	WFA	Mid Cap DSCPLD Investment	**	255
*	Participant Loans	Interest rates ranging from 5% to 9.25% with various maturity dates		3,286,426

		Total Investments		$62,365,757

*	Party-in-interest to the Plan

**	Participant Directed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(k) PLAN
June 29, 2009	By:	/s/ Rebecca A. Lucci
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description	Page No.

23	Consent of Independent Registered Public Accounting Firm	20